SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                               Amendment No. 2 to
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------

                                  APTIMUS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                        ---------------------------------

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   03833V 10 8
                (CUSIP Number of Underlying Class of Securities)

                                 David H. Davis
                                  Aptimus, Inc.
                             95 South Jackson Street
                                    Suite 300
                            Seattle, Washington 98104
                                 (206) 441-9100

          (Name, address and  telephone  number of person  authorized to receive notices and communications on behalf of filing person)
                       ---------------------------------
                                    Copy to:
                              Bryce L. Holland, Jr.
                              Dorsey & Whitney LLP
                                U.S. Bank Centre
                          1420 Fifth Avenue, Suite 3400
                            Seattle, Washington 98101
                                 (206) 903-8800
                        ---------------------------------

                            CALCULATION OF FILING FEE

        Transaction Valuation*                Amount of Filing Fee**
    ----------------------------------    --------------------------------
             $5,160,000                              $1,032

* For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 10,750,000 shares of Common Stock, no par value, of Aptimus, Inc., at the offer price of $0.48 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
**   Previously paid.

                        ---------------------------------

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:                Not Applicable
        Form or Registration No.:              Not Applicable
        Filing party:                          Not Applicable
        Date filed:                            Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[X]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

     This statement constitutes a final amendment of the Tender Offer Statement on Schedule TO of Aptimus, Inc., a Washington corporation (hereinafter referred to as the "Purchaser" or the "Company" as applicable), reporting the results of the offer by the Purchaser to purchase up to 10,750,000 shares of its outstanding Common Stock, no par value (the "Shares"), at $0.48 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2001 (the "Offer to Purchase"), as amended by the Supplement to Offer to Purchase, dated October 31, 2001 (the "Supplement"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(I) and (a)(1)(B), respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase and in the Supplement is hereby incorporated by reference in the answers to items of this amended Schedule TO.

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Act of 1934, as amended.

Item 4.  Terms of Transaction.

     An aggregate of 9,230,228 shares of Common Stock were tendered and not properly withdrawn prior to the expiration of the Offer at 5:00 p.m., Eastern time, Thursday, November 15, 2001 and accepted for payment at a purchase price of $0.48 per share. Following the purchase of such securities by the Company, 3,981,118 shares of Common Stock were outstanding as of November 15, 2001.


Item 11. Additional Information.

     On November 26, 2001, the Company issued a press release announcing the final results of the Offer. The press release is included herein as Exhibit
(A)(1)(K) and incorporated herein by reference.


Item 12. Exhibits.


 Exhibit
   No.                                                 Description
---------                                              ------------

(a)(1)(A)*      Offer to Purchase dated October 10, 2001.

(a)(1)(B)*      Form of Letter of Transmittal.

(a)(1)(C)*      Form of Notice of Guaranteed Delivery.

(a)(1)(D)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*      Press Release dated August 27, 2001 issued by the Company.

(a)(1)(G)*      Press Release dated October 10, 2001 issued by the Company.

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



(a)(1)(H)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(I)*     Supplement to Offer to Purchase dated October 31, 2001.

(a)(1)(J)*     Press release dated October 31, 2001 issued by the Company.

(a)(1)(K)      Press release dated November 26, 2001 issued by the Company.

---------------
*Previously filed



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



                                    SIGNATURE

         After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Date: November 27, 2001


                                            APTIMUS, INC.


                                            By:   /s/ David Davis
                                                 ---------------------
                                                 David H. Davis
                                                 Secretary and General Counsel



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



                                Index to Exhibits

 Exhibit                                                  Description
   No.                                                   -------------
-----------

(a)(1)(A)*      Offer to Purchase dated October 10, 2001.

(a)(1)(B)*      Form of Letter of Transmittal.

(a)(1)(C)*      Form of Notice of Guaranteed Delivery.

(a)(1)(D)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*      Press Release dated August 27, 2001 issued by the Company.

(a)(1)(G)*      Press Release dated October 10, 2001 issued by the Company.

(a)(1)(H)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(I)*      Supplement to Offer to Purchase dated October 31, 2001.

(a)(1)(J)*      Press release dated October 31, 2001 issued by the Company.

(a)(1)(K)       Press release dated November 26, 2001 issued by the Company.

---------------
*Previously filed.












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